

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 21, 2008

Micky Arison
Chairman of the Board of Directors
and Chief Executive Officer
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

> **Re: Carnival Corporation**
> **Commission File Number: 1-9610**
> **Carnival plc**
> **Commission File Number: 1-15136**
> **Form 10-K for the fiscal year ended November 30, 2006**

Dear Mr. Arison:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director